SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*




                              DIALOGIC CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   252499 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                     3/3/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         252499 10 8
--------------------------------------------------------------------------------

(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):            Nicholas Zwick

--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                  (b)

--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:        United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by  (5) Sole Voting Power:   2,916,899
       Each Reporting Person With:      (6) Shared Voting Power: 108,000 held by
                                                                charitable trust
                                        (7) Sole Dispositive Power:    see box 5
                                        (8) Shared Dispositive Power:  see box 6

--------------------------------------------------------------------------------

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
        3,024,899
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)    Percent of Class Represented by Amount in Row (9):             19.0%
--------------------------------------------------------------------------------

(12)     Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

Item 1(a).  Name Of Issuer:  Dialogic Corporation

--------------------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices: 1515 Route 10, Parsippany, New Jersey 07054
--------------------------------------------------------------------------------

Item 2(a).  Name of Person Filing:  Nicholas Zwick
--------------------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if None, Residence: c/o Dialogic Corporation, 1515 Route 10, Parsippany, New Jersey 07054
--------------------------------------------------------------------------------

Item 2(c).  Citizenship:  United States
--------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:  Common Stock
--------------------------------------------------------------------------------

Item 2(e).  CUSIP No.:  252499 10 8
--------------------------------------------------------------------------------

Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or ss.240.13d-2(b) or (c), check whether the Person Filing is a

         (a) [ ] Broker or dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [ ] Investment adviser in accordance ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ]Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ]Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ]Savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

         (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 1998):

             3,024,899

         (b) Percent of Class (as of December 31, 1998):

             19.0%

         (c) Number of Shares as to which such person has:

            (i)  sole power to vote or to direct the vote   2,916,899

            (ii) shared power to vote or to direct the vote  108,000 held by charitable
                                                             trust

           (iii) sole power to dispose or to direct the disposition of 2,916,899

           (iv) shared power to dispose or to direct the disposition of 108,000 held by charitable trust

Item 5.  Ownership of Five Percent or Less of a Class.    N/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A


Item 10.  Certification.     N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     February 11, 1999
                                     ____________________
                                            (Date)


                                     NICHOLAS ZWICK


                                     By:   /s/ Laura R. Kuntz, Attorney-in-Fact*
                                      __________________________________________
                                                   (Signature)


                                      Nicholas Zwick


                                      By:  Laura R. Kuntz, Attorney-in-Fact
                                      ______________________________________
                                           (Name/Title)

*A power of attorney has previously been filed with the Commission and is incorporated by reference herein.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).